S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 8-06

          May 2, 2006

OPTIONS GRANTED

Pursuant to the Company’s Stock Option Plan, SAMEX has granted options on an aggregate of 1,850,000 shares at a price of $0.85 per share consisting of 350,000 shares granted to employees and consultants of the company and 1,500,000 shares granted to directors/officers of the Company. The options have a ten-year term which will expire May 2, 2016.

“Jeffrey P. Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.